RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter Ended March 31, 2009

(Unaudited)

The Company’s auditor has not performed a review of these
 Interim Consolidated Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver  BC  V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets
 (Stated in Canadian Dollars)

	March 31	December 31
	Unaudited	Audited
	2009 2008
Assets
Current assets
Cash and cash equivalents	$4,707,950	$18,753,749
Temporary investments (note 4)	51,773,631	4,011,587
Marketable securities (note 5)	92,845	73,380
Amounts receivable	180,257	188,461
Prepaid expenses and supplier advances	179,699	109,757
	56,934,382	23,136,934

Equipment (note 6)	221,395	177,115
Other investments (note 7)	839,379	652,961
Mineral property costs (note 8) (Schedule)	87,559,584	82,862,073
Reclamation deposits (note 9 )	498,000	5,000
	$146,052,740	$106,834,083

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$2,277,246	$793,393
Corporate income tax payable	22,603	22,603
	2,299,849	815,996

Future Income Taxes	14,909,007	14,773,269
Shareholders’ equity
Share capital (note 10)	145,689,089	109,912,429
Contributed surplus (note 10(d))	4,661,329	4,012,933
Deficit	(20,335,999)	(21,351,403)
Accumulated other comprehensive income (note 11)	(1,170,535)	(1,329,141)
	128,843,884	91,244,818
	$146,052,740	$106,834,083

See accompanying notes to the consolidated financial statements

Asset retirement obligations (note 9)
Commitments (note 13)
Subsequent event (note 15)

Approved by the Board of Directors:
“David Adamson”	“John R. Brodie”
David Adamson, Director	John R. Brodie, FCA, Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2009	2008
Expenses
Amortization	$17,946	$15,636
Consulting	-	29,259
Foreign exchange (gain)	(963)	(6,569)
General mineral exploration	57,908	47,179
Investor relations	127,478	109,762
Office	67,029	40,858
Part XII.6 flow-through tax	20,701	81,000
Professional fees	35,744	24,662
Rent	25,862	23,252
Salaries	240,236	348,733
Stock-based compensation (note 10(b))	521,196	144,181
Transfer agent and regulatory filing fees	28,534	12,894
Travel and accommodation	21,810	37,398

(Loss) before other items	(1,163,481)	(908,245)
Interest and other income	52,302	423,814
Option and administration fees received in excess of property costs	115,995	158,857
Loss on sale of investments	(23,424)	-
Current income tax expense	-	(140)
Future income tax recovery	2,034,012	3,275,789

Net income for the period	1,015,404	2,950,075
Deficit, beginning of the period	(21,351,403)	(21,845,844)
Deficit, end of the period	$(20,335,999)	$(18,895,769)

Basic and diluted income per common share	$0.01	$0.02
Weighted average number of common shares outstanding	163,534,912	147,879,633
Fully diluted weighted average number of common shares outstanding	166,773,347	149,260,216

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2009	2008

Net income for the period	$1,015,404	$2,950,075

Other comprehensive income (loss) in the period
Fair value adjustment to available for sale financial instruments:
Temporary investments	(52,137)	19,770
Investments in public companies	181,394	(104,878)
Realized losses on investments in public companies reclassified to net income	23,424	-
Investment in companies spun-off	5,925	(348,729)
Other comprehensive income (loss) in the period	158,606	(433,837)
Comprehensive income for the period	1,174,010	2,516,238
Accumulated comprehensive loss, beginning of the period	(22,680,544)	(21,296,238)
Accumulated comprehensive loss, end of the period	$(21,506,534)	$(18,780,000)

See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the 3 months ended March 31
	2009	2008
Cash Provided by (Used for):
Operating Activities
Net income for the period	$1,015,404	$2,950,075
Adjustment for items which do not involve cash:
Amortization	17,946	15,636
Stock-based compensation in operations	521,196	144,181
Gain on sale of investments	23,424	-
Interest and other income	30,436	(249,349)
Option receipts in excess of property costs	(59,275)	-
Future income tax recovery	(2,034,012)	(3,275,789)
	(484,881)	(415,246)
Changes in non-cash working capital components:
Prepaid expenses	(69,942)	(390,862)
Amounts receivable	(9,197)	(119,491)
Accounts payable and accrued liabilities	11,510	387,419
Income taxes payable	-	140
	(552,510)	(538,040)
Investing Activities*
Temporary investments	(47,844,615)	4,695,097
Mineral property costs	(2,965,845)	(2,395,710)
Reclamation deposits	(493,000)	-
Recovery of property costs incurred	10,482	425,959
Management and administration fees received	-	1,331
Purchase of equipment and investment	(62,226)	(37,095)
Proceeds on sales of investments	40,710	-
	(51,314,494)	2,689,582
Financing Activities*
Common shares issued	40,366,784	7,400
Share issue costs	(2,545,579)	(3,144)
	37,821,205	4,256

Net cash provided (used) during the period	(14,045,799)	2,155,798
Cash and cash equivalents, beginning of the period	18,753,749	14,791,309
Cash and cash equivalents, end of the period	$4,707,950	$16,947,107

During the period the Company received $50,208 (2008 – 132,103) in interest and paid $1,937 (2008 - $70) in interest.
*  Supplemental Disclosure of Non-Cash Investing and Financing Activities – Refer to Note 14.
See accompanying notes to the consolidated financial statements
RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2008	Gross Expenditures 2009	Write-off or Recovery 2009	Balance March 31 2009
CANADA
ONTARIO
RED LAKE MINING DIVISION
Phoenix Gold Project
Acquisition and option payments	$4,055,284	$88,567	$-	$4,143,851
Exploration costs:
Geological and geochemical	2,164,953	252,664	-	2,417,617
Drilling	19,314,229	3,190,354	-	22,504,583
Geophysical	456,262	53,397	-	509,659
Travel and accommodation	305,140	43,637	-	348,777
Other	109,735	98,001	-	207,736
Underground	734,849	724,789	-	1,459,638
	27,140,452	4,451,409	-	31,591,861

Other Red Lake Properties
Acquisition and option payments	484,178	45,000	-	529,178
Exploration costs:
Geological and geochemical	1,342,133	-	-	1,342,133
Drilling	1,803,375	-	-	1,803,375
Geophysical	334,225	165,862	-	500,087
Travel and accommodation	121,975	-	-	121,975
Other	67,800	795	-	68,595
Administration fees (earned)	(648,080)	-	-	(648,080)
	3,505,606	211,657	-	3,717,263

McCuaig JV Project
Acquisition and option payments	125,890	-	-	125,890
Exploration costs:
Geological and geochemical	531,321	-	-	531,321
Drilling	2,286,814	-	-	2,286,814
Geophysical	27,425	-	-	27,425
Travel and accommodation	35,809	-	-	35,809
Other	8,000	-	-	8,000
Administration fees (earned)	(76,345)	-	-	(76,345)
	2,938,914	-	-	2,938,914

English Royalty Division
Acquisition and option payments	-	13,082	(13,082)	-
	-	13,082	(13,082)	-

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Mineral Property Costs
Unaudited
(Stated in Canadian Dollars)

	Balance December 31 2008	Gross Expenditures 2009	Write-off or Recovery 2009	Balance March 31 2009

UNITED STATES OF AMERICA
ALASKA
Alaska Properties (McEwen Acquisition)
Acquisition and option payments	$37,200,284	$-	$-	$37,200,284
Exploration costs
Geological and geochemical	1,814,908	12,130	-	1,827,038
Drilling	2,371,509	-	-	2,371,509
Travel and accommodation	26,230	-	-	26,230
Other	825,255	-	-	825,255
	42,238,186	12,130	-	42,250,316

NEVADA
Nevada Properties (McEwen Acquisition)
Acquisition and option payments	6,177,535	-	-	6,177,353
Exploration costs
Geological and geochemical	296,977	22,315	-	319,292
Geophysics	562,658	-	-	562,658
Other	1,745	-	-	1,745
	7,038,915	25,315	-	7,061,230

Mineral Property Costs	$82,862,073	$4,710,593	$(13,082)	$87,559,584

See accompanying notes to the consolidated financial statements

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and has been primarily involved in the acquisition and exploration of mineral property interests in Canada.   At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.  The Company is in the development stage with no source of operating revenue and is dependent upon equity financing to maintain its current operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2008.  These interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2008.  References to the Company included herein are inclusive of the accounts of the parent company and its 100% owned subsidiaries, 1304850 Ontario Inc., 0691403 BC Ltd., Rubicon Alaska Holdings Inc., Rubicon Alaska Corp., Rubicon Minerals Nevada Inc. and Rubicon Nevada Corp.  The investment in Constantine Metal Resources Ltd. was accounted for on the equity basis until July 2007 when it ceased to qualify as an equity accounted investment. All inter-company balances have been eliminated.

3.	CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted new CICA Handbook section 3064 which replaces CICA Handbook Section 3062, Goodwill and Other Intangibles.  This standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Consequentially, references to deferred costs were removed from CICA Accounting Guideline 11, Enterprises in the Development Stage. Adoption of this standard did not have an effect on the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  Adoption of this guidance did not have an effect on the Company’s financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted new CICA Emerging Issues Committee guidance in EIC-174, Mining Exploration Costs.  The EIC provides guidance on the capitalization and impairment review of exploration costs.  Adoption of this guidance did not have an effect on the Company’s financial statements.

3,	CHANGES IN ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	TEMPORARY INVESTMENTS

Temporary investments consist of Canadian government treasury bills maturing between April 2 and November 26, 2009 with an aggregate carrying value and market value of $51,773,631 at March 31, 2009 and effective interest rates between 0.30% and 0.67%.

5.	MARKETABLE SECURITIES

Marketable securities are comprised of shares in public companies and had a carrying  and market value of $92,845 at March 31, 2009 (December 31, 2008 - $73,380).  Market values were based on quoted prices in an active market.

6.	EQUIPMENT

			March 31 2009	December 31 2008
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$152,770	$71,935	$80,835	$71,423
Field Equipment	8,876	1,287	7,589	7,988
Furniture and fixtures	105,736	60,067	45,669	48,072
Leasehold Improvements	12,291	6,453	5,838	6,760
Software	160,175	78,711	81,464	42,872

	$439,848	$218,453	$221,395	$177,115

7.	OTHER INVESTMENTS

	March 31, 2009	December 31, 2008

Investments in companies spun-off (1)	$138,259	$153,400
Investments in other public company shares (2)	701,120	499,561

	$839,379	$652,961

(1)
Investment in companies spun off consists of the net value of rights and obligations outstanding from options issued or revised at the December 2006 plan of arrangement. The March 31, 2009, carrying value and fair value of $138,259 is attributable to the right to receive the proceeds from any exercise of Africo options or the underlying Africo shares where options expire or are forfeited unexercised.

7.	OTHER INVESTMENTS (continued)

(2)
Other investments in public company shares have aggregate carrying and market value of $701,120 at March 31, 2009 (December 31, 2008 - $499,561). Market values were based on quoted prices in an active market. These shares were received as payments pursuant to mineral property option agreements and pursuant to prior year spin-out transactions.

8.	MINERAL PROPERTY INTERESTS

There were no changes in the principal property interests of the Company during the 3 month period ended March 31, 2009.

9.	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for its Phoenix Gold project which is currently at the advanced exploration stage. Reclamation and closure activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.  In February of 2009, the Company filed a Closure Plan with the Ontario Ministry of Northern Mines and Development (“MNDM”) which included an independent estimation of closure costs, if currently implemented, which amounted to $493,000.  Upon filing the closure plan, a deposit in the same amount was made with the MNDM as financial assurance for completion of the closure plan when required.  Additional financial assurance will be required if closure amount estimates increase.

The present value of this asset retirement obligation is currently immaterial to recognize due to (i) the Company’s current intention to continue to hold and utilize the Phoenix property and related facilities for a period extending beyond 50 years and (ii) the Company has no legal requirement or intention to implement its closure plan during this extended holding period.  Should management’s intention’s change or closure plans and cost estimates change, the Company may be required to recognize an asset retirement obligation on the consolidated balance sheet at that time.

10.	SHARE CAPITAL

a) Authorized share capital consists of unlimited common shares without par value.

	3 Months Ended March 31, 2009			Year Ended December 31, 2008
	Number of Shares	$		Number of Shares	$
Balance, beginning of period	156,151,871		109,912,429	147,871,501		103,572,229
Private placements (1) (2)	25,000,000		40,000,000	8,166,670		9,460,640
Stock options exercised (3)	234,500		358,060	113,700		155,349
Warrants exercised	89,286		133,929	-		-
Flow-through renunciation (4)	-		(2,169,750)	-		(3,275,789)

Balance, end of period	181,475,657		155,039,836	156,151,871		109,912,429
(1)	On March 5, 2009, the Company closed a $40 million private placement financing and issued 25 million common shares at $1.60 per share. A commission of $2.2 million (5.5%) was paid to the underwriters.
(2)	Nil (2008 – 4,870,370) shares were issued under flow-through share purchase agreements.
(3)	Proceeds are net of issue costs of $2,545,580 (2008 full year - $740,289).
(4)	Inclusive of the original $125,205 (2008 full year - $57,750) fair value of these options re-allocated from contributed surplus to share capital on exercise
(5)
On February 28, 2009 the Company renounced $6.6 million in exploration expenditures to flow-through share investors and recorded the effect of the reduction in future tax deductible expenses against share capital.

10.	SHARE CAPITAL (continued)

b) Stock Options

The following is a summary of the changes in the Company’s outstanding stock options.
	3 Months Ended March 31, 2009		Year Ended December 31, 2008
	Number of Shares	Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
			$		$
Balance at beginning of period (1)	4,733,300	0.93		3,328,250		0.87
Granted	2,585,000	1.31		1,617,500		1.03
Exercised	(234,500)	0.99		(113,700)		0.86
Expired/Cancelled	-	-		(98,750)		1.10

Outstanding at end of period (1)	7,083,800	1.07		4,733,300		0.93
(1)	At March 31, 2009, the weighted-average remaining contractual life of stock options outstanding is 3.29 years (2008 year end – 2.60 years).

The fair value of stock options included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Three Months ended March 31, 2009	Year ended December 31, 2008
Risk-free interest rate (%)	1.87%	3.67%
Expected life (years)	5 years	5 years
Expected volatility (%)	67%	64%
Expected dividend yield (%)	0%	0%

The weighted average grant-date fair value of options granted during the period was $0.74.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.
10.	SHARE CAPITAL (continued)

c) Summary of stock options and warrants outstanding:

March 31, 2009
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Stock Options	100,000	0.44	1.42
	150,000	0.48	1.45
	200,000	0.56	1.71
	795,000	0.74	2.79
	20,000	0.76	4.56
	1,278,300	0.77	0.78
	130,000	0.79	0.75
	1,448,000	1.04	3.88
	2,597,500	1.31	4.76
	20,000	1.46	4.11
	95,000	1.68	3.42
	150,000	1.90	3.25
	100,000	2.55	3.05
Total Stock Options	7,083,800	1.07	3.29

March 31, 2009
Type of Issue	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
Warrants	10,624,985	$ 1.50	0.13

Total Warrants	10,624,985	$1.50	0.13

d)       Summary of changes in contributed surplus:

	3 Months Ended March 31,2009	Year Ended December 31, 2008
Balance at beginning of period	$4,012,933	$3,082,261
Stock-based compensation - Administration	521,196	761,890
Stock-based compensation – Mineral property costs	252,406	209,941
Fair value on options/warrants granted by spun-off companies	-	16,591
Fair value of stock options allocated to shares issued on exercise	(125,205)	(57,750)
Balance at end of period	$4,661,330	$4,012,933

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	March 31, 2009	December 31, 2008
Accumulated other comprehensive income, beginning of period	$(1,329,141)	$549,606
Other comprehensive income (loss) for the period	158,606	(1,878,747)

Accumulated other comprehensive income, end of the period	$(1,170,535)	$(1,329,141)

Components of accumulated other comprehensive income, March 31, 2009

Unrealized losses on temporary investments	$(46,967)	$5,169
Unrealized gains on investments in public company shares	(471,775)	(571,890)
Unrealized losses on the Company’s Africo share receivable	(651,793)	(762,420)

Accumulated other comprehensive income, March 31, 2008	$(1,170,535)	$(1,329,141)

12.	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2009, the Company paid legal fees to a law firm, of which a partner is a director of the Company, aggregating to $182,949 (2008 - $11,838).  As at March 31, 2009, this law firm is owed $685 (December 31, 2008 - $19,500).  These transactions were recorded at their fair value amounts and were incurred in the normal course of business.

13.	COMMITMENTS

a)	At March 31, 2009, the Company has $123,618 (December 31, 2008 - $144,295) in remaining lease payments for the use of its Vancouver office to September, 2010.
b)
At March 31, 2009, the Company is committed to incur $2,247,513 (December 31, 2008 – 5,730,041) in eligible exploration expenditures by December 31, 2009, in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14.	SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2009, the Company received common shares of other companies valued at $59,275 (2008 - $14,951) pursuant to the terms of property and joint venture agreements. The Company has excluded from its investing cash flows $1,740,174 (2008 - $577,757) in accounts payable relating to mineral property costs.

15.	SUBSEQUENT EVENT

Subsequent to March 31, 2009, 3,593,566 common shares were issued pursuant to the exercise of warrants at a price of $1.50 per share for proceeds of $5,390,349.